UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

JUMPSTART MARKETING, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

10 Castle Court
Woodbury, New York 11797
(Please provide telephone number)
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Arthur S. Marcus, Esq.
Gersten Savage LLP
600 Lexington Ave., 9th Flor
New York, NY 10022
(212) 752-9700
(Please provide telephone number)
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

7380	26-2524962
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) Issuer's Directors:

Richard Cotler	Business & Residential Address: 10 Castle Court Woodbury, New York 11797
Steven Lieberman	Business Address: 10 Castle Court Woodbury, New York 11797 Residential Address: 14 Legends Circle Melville, NY 11747

(b) Issuer's Officers

Richard Cotler	Business & Residential Address: 10 Castle Court Woodbury, New York 11797
Steven Lieberman	Business Address: 10 Castle Court Woodbury, New York 11797 Residential Address: 14 Legends Circle Melville, NY 11747

(c) The Issuer's General Partners:
None

(d) Record owners of 5 percent or more of Common Stock and Preferred Stock of the issuer's equity securities:

Name	Address
Richard Cotler	10 Castle Court Woodbury, New York 11797
Steven Lieberman	14 Legends Circle Melville, NY 11747
The Rubin Family Irrevocable Trust	25 Highland Blvd. Dix Hills, NY 11746
Cobble Creek Consulting, Inc.	445 Central Avenue, Suite 108 Cedarhurst, NY 11516

Name	Address
Eden Capital, LLC	366 North Broadway Penthouse E2 Jericho, NY 11753
Good Karma	15260 Ventura Blvd., Suite 1700 Sherman Oaks, CA 91403
Miriam Gold	874 East 9th Street Brooklyn, NY 11230
Brian Wasserman	14 Wilshire Drive Syosset, NY 11791

(e) Beneficial owners of 5 percent or more of Common Stock and Preferred Stock of the issuer's equity securities:

Name	Address
Richard Cotler	10 Castle Court Woodbury, New York 11797
Steven Lieberman	14 Legends Circle Melville, NY 11747
The Rubin Family Irrevocable Trust	25 Highland Blvd. Dix Hills, NY 11746
Cobble Creek Consulting, Inc.	445 Central Avenue, Suite 108 Cedarhurst, NY 11516
Eden Capital, LLC	366 North Broadway Penthouse E2 Jericho, NY 11753
Good Karma	15260 Ventura Blvd., Suite 1700 Sherman Oaks, CA 91403
Miriam Gold	874 East 9th Street Brooklyn, NY 11230
Baw Holdings, Inc.	14 Wilshire Drive Syosset, NY 11791

(f) Promoters of the issuer:
Not Applicable.

(g) Affiliates of the issuer:

Name	Address
Richard Cotler	10 Castle Court Woodbury, New York 11797
Steven Lieberman	14 Legends Circle Melville, NY 11747
Margery Rubin, as trustee, The Rubin Family Irrevocable Trust (Please provide the beneficial owners)	25 Highland Blvd. Dix Hills, NY 11746
Cobble Creek Consulting, Inc.	445 Central Avenue, Suite 108 Cedarhurst, NY 11516
Miriam Gold	874 East 9th Street Brooklyn, NY 11230
Baw Holdings, Inc.	14 Wilshire Drive Syosset, NY 11791

(h) Counsel to the issuer with respect to the proposed offering:

Arthur S. Marcus, Inc.
Gersten Savage LLP
600 Lexington Avenue
New York, New York 10022

(i) Each underwriter with respect to the proposed offering:
Not applicable.

(j) The underwriter's directors:
Not applicable.

(k) The underwriter's officers:
Not applicable.

(l) The underwriter's general partners;
Not applicable.

(m) Counsel to the underwriter.
Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in Item 1 are subject to the disqualification provisions of Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

The proposed offering will not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

a.) The securities will not be sold by underwriters, dealers, or salespersons.

b.) The securities will be sold by officers or directors of the issuer to individuals known to such officers and directors due to pre-existing relationships. The Company will use a preliminary offering circular to be circulated to potential investors in the States of New York and New Jersey.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Pursuant to Rule 506 of Regulation D, the issuer, through a private placement offering, raised $31,675, by the issuance of 42,052,375 shares of its common stock and 27,252,375 shares of its preferred stock. The respective shareholders, title and amount of securities issued are as follows:

Name		Offering Price	Common Stock	Preferred Stock
Henry	Arnberg	275.00	1,375	1,375
Howard	Arnberg	260.00	1,300	1,300
Lynda	Arnberg	275.00	1,375	1,375
Harriet	Cotler	500.00	2,500	2,500
Jennifer	Cotler	500.00	2,500	2,500
Richard	Cotler **(Director)**	Services	6,000,000	4,800,000
Robyn	Cotler	250.00	1,250	1,250
Miriam	Gold	6,360.00	6,000,000	4,800,000
Behrooz	Hedvat	800.00	4,000	4,000
Faramarz	Hedvat	1,000.00	5,000	5,000
Katrin	Hedvat	800.00	4,000	4,000
Leon	Hedvat	800.00	4,000	4,000
Nosrat	Hedvat	800.00	4,000	4,000
Yousef	Hedvat	800.00	4,000	4,000
Craig	Kirsh	2,120.00	2,000,000	1,600,000
Scott	Koppelman	300.00	1,500	1,500
Maxine	Kriss	250.00	1,250	1,250
Sanford	Kriss	250.00	1,250	1,250
Steven	Lieberman **(Director)**	Services	6,000,000	4,800,000
Tracy	Lieberman	250.00	1,250	1,250
Rodney	Nenner	265.00	1325	1325

Beth	Richards	100.00	500	500
Bruce	Richards	100.00	500	500
David	Ring	500.00	2,500	2,500
Elisa	Ring	500.00	2,500	2,500
Andrea	Testa	250.00	1,250	1,250
Anthony	Testa	250.00	1,250	1,250
Debbie	Wengrofsky	100.00	500	500
Perry	Wengrofsky	100.00	500	500
Ted	Wengrofsky	100.00	500	500
Zelda	Wengrofsky	100.00	500	500
Cobble Creek Consulting, Inc.		6,360.00	6,000,000	4,800,000
Good Karma		Services	2,000,000	1,600,000
The Rubin Family Irrevocable Trust		6,360.00	6,000,000	4,800,000
Baw Holdings, Inc.		Services	2,000,000	0

ITEM 6. Other Present or Proposed Offerings

The Issuer and its Affiliates are not currently offering or contemplating to offer any of its securities, other than those under this Form 1-A.

ITEM 7. Marketing Arrangements

a.) There are no known arrangements wherein the issuer or any person named in response to Item 1 in the offering covered by Form 1-A have agreed to limit or restrict the sale of securities of any class to be offered for a period of distribution, to stabilize the market for any of the securities offered or for the withholding of commission or otherwise.

b.) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No arrangement or arrangements exists between the Issuer and any of the Experts named in this Offering.

ITEM 9. Use of a Solicitation of Interest Document

There were no publications authorized by Rule 254 that were used prior to filing this notification.

PART II - OFFERING CIRCULAR

JUMPSTART MARKETING, INC.

10 Castle Court
Woodbury, New York 11797
Tel. No. (516) 417-8454

December 17, 2008

Up to 40,000,000 Shares of Jumpstart Marketing, Inc.'s Common Stock

For an Aggregate Offering Price of Up to $2,000,000

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING MEMORANDUM OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PUSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Number of Shares Offered(1)	Offering Price Per Share	Proceeds to Company(2)
Total Minimum	,200,000	$ 0.05	$ 100,000
Total Maximum	40,000,000	$ 0.05	$ 2,000,000

(1) We are offering a maximum of 40,000,000 shares at the price indicated on a best effort basis. See "Terms of the Offering."

(2) Before deducting offering expenses payable by us for legal, consulting and accounting costs estimated to be approximately $45,000.

This Offering will terminate on the earlier of (i) the sale of the maximum amount of shares offered; or (ii) June 25, 2009 unless otherwise extended by the Company.

Interested Party: ____________ Date: ________________________

Summary of Offering

This Offering is for a maximum of 40,000,000 shares of Jumpstart Marketing, Inc.'s (the "Company") Common Stock (the "Shares"). The Offering will be for an aggregate amount of up to $2,000,000. Completion of the Offering will be when subscriptions totaling $2,000,000 have been received or when, in the opinion of the Company, sufficient capital has been raised to implement the business plan successfully. The Offering will be conducted on a "Best Efforts Basis".

This Offering is being made, and the Shares will be sold, pursuant to an exemption from registration pursuant to Regulation A of the Securities Act of 1933, as amended. This Offering Memorandum is being provided for purposes of acquainting potential investors with the structure and general business of the Company and highlighting the risks involved in investing in the Shares. Any further information about the Company required by the recipient of this Offering memorandum shall be made available to such individual upon receipt by the Company at its office located at 10 Castle Court, Woodbury, New York 11797 of a written request for such information.

This Offering Memorandum does not constitute an offer or solicitation in a state or any other jurisdiction in which such an offer or solicitation is not authorized. In addition, this Offering Memorandum constitutes an offer only if a name has been inserted in the "Interested Party" space on the cover page. In such event, this Memorandum is an offer only to the person named.

THE SHARES HEREBY HAVE NOT BEEN REGISTERED BY THE SECURITIES ACT OF 1933, OR THE SECURITIES LAW OF ANY STATE BY REASON OF SPECIFIC EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS RELATING TO LIMITED OFFERINGS AND/OR TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING. THE SHARES OFFERED HEREBY MAYBE SUBJECT TO TRANSFER RESTRICTIONS AND INVOLVE A DEGREE OF RISK. ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT SHOULD NOT PURCHASE THE SHARES. SEE "RISK FACTORS" FOR CERTAIN FACTORS THAT MUST BE CAREFULLY EVALUATED BY PROSPECTIVE INVESTORS BEFORE PURCHASING THE SHARES.

This Offering Memorandum is being provided to a limited number of prospective investors solely for the purpose of assisting such parties in determining whether they wish to further consider a possible investment in the securities of Jumpstart Marketing, Inc., a Delaware corporation.

This Offering Memorandum has been prepared by the Company and from sources deemed reliable by the Company. This Offering Memorandum is intended only to provide certain general information regarding the Company, its business, and the possible terms of an investment in the Shares and does not purport to provide complete disclosure or analysis of all matters which may be relevant to an investment decision in the Shares, including risk factors or similar investment considerations. It is understood that each qualified investors will make his/her or its own independent investigation into this investment and will rely upon the same in making any such investment. In that regard, representatives of the Company will be available to discuss with qualified investors, upon request, the information contained in this Offering Memorandum and qualified investors will be given opportunity to visit the Company and to discuss its affairs with appropriate officers of the Company.

By accepting this Offering Memorandum, the recipient agrees: (a) to keep the information contained herein or made available in connection herewith confidential; (b) without limiting the generality of the foregoing, the recipient will not reproduce or redistribute the Offering Memorandum, in whole or in part; (c) without limiting the generality of the foregoing, if the recipient does not wish to pursue this investment, the recipient should return this Offering Memorandum to the Company as soon as practicable together with any other material relating to the Company; (d) the recipient will not contact, directly or indirectly, any customer, supplier, or third party relating to the Company or its business without prior written consent of the Company; and (e) any proposed actions by the recipient which are inconsistent in any manner with the foregoing agreement will require the prior written consent of the Company.

This Offering Memorandum shall not be deemed as an indication of the state of affairs of the Company or the business described herein, or an indication that there has been no change in such matters since the date hereof. The information contained in this Offering Memorandum is for background purposes only and is subject to change, amendment or supplement in the course of a prospective investors investigation into an investment in the Company.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINTTE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF SHARES HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COPANY AT THE ADDRESS SET FORTH IN THIS OFFERING MEMORANDUM INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SHARES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNER 517.061 OF THE FLORIDA SECURITIES ACT. THE COMMON STOCK HAS NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA

FOR ILLINOIS RESIDENTS

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR MARYLAND RESIDENTS

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE MARYLAND SECURITIES ACT, BY REASON OF SPECIFIC

EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEW YORK RESIDENTS

THIS OFFERING MEMORANDUM HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED TUE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR OKLAHOMA RESIDENTS

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE OKLAHOMA SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR THE OKLAHOMA SECURITIES ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO, THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR ACTS.

FOR PENNSYLVANIA RESIDENTS

NEITHER THE PENNSYLVANIA SECURITIES COMMISSION NOR ANY OTHER AGENCY HAS PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING, AND ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. PENNSYLVANIA SUBSCRIBERS MAY NOT SELL THEIR UNIT FOR ONE YEAR FROM THE DATE OF PURCHASE IF SUCH A SALE WOULD VIOLATE SECTION 203(d) OF THE PENNSYLVANIA SECURITIES ACT.

EACH PERSON WHO ACCEPTS AN OFFER TO PURCHASE SECURITIES EXEMPTED FROM RESISTRATIQN BY SECTION 203(d),(f),(p), OR (r), DIRECTLY FROM AN ISSUER OR AFFILIATE OF AN ISSUER, SHALL RAVE THE RIGHT TO WITHDRAW THE INVESTORS ACCEPTANCE WITHOUT INCURRING ANY LIABILITY TO THE SELLER, UNDERWRITER (IF ANY), OR ANY OTHER PERSON WITHIN TWO BUSINESS DAYS FROM THE DATE OF RECEIPT BY THE ISSUER OF THE INVESTORS WRITTEN BINDING CONTRACT OF PURCHASE OR, IN THE CASE OF A TRANSACTION IN WHICH THERE IS NO WRITTEN BINDING CONTRACT OF PURCHASE, WITHIN TWO BUSINESSDAYS AFTER HE MAKES THE INITIAL PAYMENT FOR THE SECURITIES BEING OFFERED.

THE FOLLOWING STATEMENT ILLUSTRATES A RIGHT TO WITHDRAWAL PURSUANT TO SECTION 207(M) (I) OF THE PENSYLVANIA ACT.

"You have accepted an offer to purchase these securities inside pursuant to a prospectus which contains a written notice explaining your right so withdraw your acceptance, pursuant to section 297(m) of the Pennsylvania Securities Act of 1972, you may elect within two (2) business days after the first time you

have received this notice and a prospectus (which is not materially different from the final prospectus) to withdraw from your purchase agreement and receive a full refund of all your moneys paid by you. Your withdrawal will be without any further liability to any person. To accomplish this withdrawal, you need only send a written notice (including a notice via facsimile or electronic mail) to the issuer (or underwriter if one is listed on the front page of the prospectus) indicating your intention to withdraw."

FOR UTAH RESIDENTS

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE UTAH UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ALL SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR VIRGINIA RESIDENTS

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE VIRGINIA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR ALL RESIDENTS OF ALL STATES

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS MAY MAKE AN INDEPENDENT EXAMINATION OF ALL BOOKS, RECORDS AND OTHER DOCUMENTS OF THE COMPANY TO THE EXTENT AN INVESTOR DEEMS IT NECESSARY, AND SHOULD NOT RELY ON THE COMPANY OR ANY OF THE COMPANY'S EMPLOYEES OR AGENTS WITH RESPECT TO JUDGMENTS RELATING TO AN INVESTMENT IN THE COMPANY WIHCH A PROSPECTIVE INVESTOR REASONABLY REQUESTS TO INSPECT OR HAVE DISCLOSED TO HIM WILL BE MADE AVAILABLE OR DISCLOSED WUEJECT TO RECEIPT OF REASONABLE ASSURANCES THAT SUCH MATTERS WILL BE MAINTAINED IN CONFIDENCE.

THIS OFFERING MEMORANDUM CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED

NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING MEMORANDUM.

TABLE OF CONTENTS

THE OFFERING

The following is qualified in its entirety by the detailed information appearing elsewhere in this Offering Memorandum. See "Risk Factors" for information to be considered by prospective investors.

A maximum of 40,000,000 shares of its common stock, par value $0.00001 (the "Shares") are being offered (the "Offering") to the public at $0.05 per share by Jumpstart Marketing, Inc., a Delaware corporation (the "Company"). A minimum of $100,000 and a maximum of $2,000,000 will be received from the offering. About 22% of the Company's common stock will be held by the purchasers in this Offering, assuming that the maximum amount of shares will be sold in the Offering.

Currently, the Company does not have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation of up to 10% of all sales, plus up to 3% non-accountable expenses.

All shares are being offered by the Company on a "Best Effort Basis" and no shareholder is offering any of its shares in the Company. The Company will receive all proceeds from the sale of the Shares, after expenses and any brokers' compensation. Prior to this Offering, there has been no public market for the Shares and there can be no assurance that such a market will ever develop. There can be no assurance that the Company will be able to sell all or any specified number of Shares. The Company may utilize the net proceeds immediately for any of the purposes set forth in the "Use of Proceeds" section of this Offering Memorandum.

RISK FACTORS RELATING TO THE COMPANY AND ITS BUSINESS

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the Offering Memorandum. The following factors, in addition to the other information contained in this Offering Memorandum, should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby. This Offering Memorandum contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed below and in Business of the Company as well as those discussed elsewhere in this Offering Memorandum.

Dependence on Key Personnel.

The Company's success is substantially dependent upon the efforts of our officers and limited number of employees, specifically, Richard Cotler, our President, and Steve Lieberman, our Vice President and Secretary. The loss of either Mr. Cotler or Mr. Lieberman's services could have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not hold key-man life insurance and accident insurance policies on Mr. Cotler and Mr. Lieberman. Even if it did, there can be no assurance that Mr. Cotler and Mr. Lieberman could be replaced by qualified personnel.

Our business is difficult to evaluate because we have a limited operating history.

As the Company has a limited operating history, there is a risk that we will be unable to continue as a viable business. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business transaction with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and/or consummate business transactions and management may not be successful in its business endeavors.

Currently, there is no public market for our securities, and we cannot assure you that any public market will ever develop

There is no public or private market for the Shares offered in this Offering and there can be no assurance that a market will develop, or that the purchasers will be able to resell the Shares purchased in this Offering. The shares of common stock have not been registered under the Securities Act of 1933, as amended, or under any state securities laws and are restricted securities for the purposes of federal and state securities laws. The Shares cannot be sold unless subsequently registered under such laws or unless, in the opinion of counsel to the Company, an exemption from registration is available. As a result of these limitations on transferability, any purchaser must bear the economic risks of an investment in the Shares for an indefinite period of time.

In addition, the Company and its shares currently do not trade on any exchange. There can be no assurance that they will and even if applicable exemptions from registration exist, there may be no public market for the sale of the Shares.

Control by Certain Shareholders

Certain shareholders, including officers and directors, currently own approximately 89% of the issued and outstanding stock of the Company, assuming two for one conversion of preferred stock. Consequently these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger takeover or other business combination.

These shareholders will thus have complete control over our management and affairs. Accordingly, this ownership may have the effect of impeding a merger consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the common stock.

The Company may issue more shares in connection with a merger or acquisition; this would result in substantial dilution.

Our certificate of incorporation authorizes the issuance of a maximum of 250,000,000 shares consisting of 200,000,000 shares of common stock and 50,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of Common Stock or Preferred Stock are issued in connection with a business transaction, combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected.

We may not be able to attract the attention of major brokerage firms.

Because we are a small company we may not be able to attract the attention of major brokerage firms. Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of the Company in the future.

We cannot assure you that our common stock will be listed on NASDAQ or any other securities exchange. We cannot assure you that we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. Until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

The Shares are Being Offered on a Best Efforts Basis.

This Offering is being made by the Company on a best efforts basis. The Company can give no assurance that all or any of the Shares will be sold. Subscriptions are irrevocable except as may be provided for by applicable law.

No State Registration.

The Company has not as yet registered for sale in any State within the Unites States. The Company can not give any assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest in the Company's Common Stock. So far, no shares have been offered and therefore there have been no indications of interest from any potential investors in any State.

Risk of Low-Priced Securities.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the 'penny stock" rules may restrict the ability of purchasers in this Offering to sell the Common Stock offered hereby in the secondary market.

Dilution.

Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.05 per share of Common Stock, assuming that all offered shares are sold.

No Dividends.

No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

Conflicts of Interest.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. We cannot assure you that conflicts of interest among us and our stockholders will not develop.

Plan of Distribution

This offering will not be conducted by underwriters, broker dealers or salesperson and therefore this section does not apply.

Use of Proceeds

The Company will use the proceeds from this offering as working capital to further develop, and promote the Company's business.

The Company is unable to provide any further information as to the numerous steps and inherent risks in commencing and conducting its activities, including the material steps necessary to achieve such activities and the material risks to the Company and investors in starting and conducting those activities.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $2,000,000, before deducting any offering expenses payable by the Company and assuming that the maximum number of shares are sold. All of the proceeds from this offering will be used as working capital.

THE COMPANY

Jumpstart Marketing, Inc. ("Jumpstart" or the "Company") was incorporated in Delaware on April 29, 2008. Jumpstart assists small businesses in gaining access to regional and mass market retail establishments, by providing assistance through its network of manufacturer representatives, media contacts, and celebrity endorsements. It is Jumpstart's objective to utilize its relationships to facilitate improved sales for its clients. It is apparent that mass market retailers are not readily accessible to small companies with innovative products, thus the Company believes that it will be able to leverage its marketing channels to sell a variety of products to the marketplace. Jumpstart's most lucrative marketing strategy will include famous celebrities and athletes for radio, television, and print. The Company believes that celebrity endorsements and sponsorships are growing rapidly because of the success of branded products such as "Air Jordan" from Nike and the "Hannah Montana" apparel that is sold in Wal-Mart. Jumpstart seeks to takes advantage of this trend through its high level relationships in Hollywood that have enabled Jumpstart to create celebrity sponsorships and endorsements for its clients.

Jumpstart establishes master agreements with its clients that entitle Jumpstart to receive commissions based on sales generated by its clients. Jumpstart currently has contracted sales and distribution agreements with Andaro, Inc. (an organization that specializes in sales to Wal-Mart and Sams Club), 4 Seasons Global. Ltd. (Costco, Home Depot, Winn Dixie, Krogers), and The Tinsman Group, Inc. (Dollar General, Dollar Tree, Family Dollar). Jumpstart has direct corporate relationships with Federated Stores, Modell's sporting goods, Kmart, Target, Petsmart, Marmaxx Group, Ross Stores, Price Choppers, Basha's, BJ's Wholesale and many others. Current clients include Spongetech, Inc. ("Spongetech"), Steiner Sports, Mud Puddle Books, Guardian Wear, Inc., Solar Thin Films, Inc., Choice Beef, Inc., Bio-Organic Catalyst Cleaning Products, LLC, Smith's American, Vanity Events, Winsonic Digital Media Group, Ltd., and Searchhelp, Inc.

In current consulting arrangements with Spongetech, Jumpstart has contracted three separate sales agencies to market Spongetech products to retailers such as Wal-Mart, Winn Dixie, and Home Shopping Network (HSN). Additionally, through its strong relationships with the New York Mets and the New York Yankees, New York Knicks, New York Rangers, and Miami Heat, Jumpstart successfully initiated a marketing plan including billboards, television, radio, and events at Shea Stadium Yankee Stadium, American Airlines Arena, and Madison Square Garden resulting in an increase of internet traffic on Spongetech website of more than 1500%. Further, the increased traffic has resulted in a 1000% increase in online sales of product.

Jumpstart is a developmental stage company. It currently does not have any employees, and has not conducted any research or development activities since its inception. Jumpstart is a consulting firm with no major industry focus. Jumpstart's current relationships with market retailers and celebrity and athletic contacts, enables Jumpstart to provide its clients with the most efficient consulting service.

DESCRIPTION OF PROPERTY

Currently Jumpstart does not own or lease any property.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

A. Identification of Directors and Executive Officers. The current officers and directors will serve for a term of two years or until their respective successor(s) are elected and qualified.

Name	Age	Position
Richard Cotler	42	President and Director
Steven Lieberman	45	Vice President, Secretary, and Director

B. Family Relationships.

None.

C. Business Experience

Richard Cotler

Richard Cotler has twenty years of executive experience in the Apparel Business. On April 29, 2008, Mr. Cotler and Mr. Lieberman founded Jumpstart Marketing, Inc. In 2001, he co-founded Blue Five Group, Inc., a private label apparel sourcing and wholesale company. His experience began as a specialty store salesman and major retail account manager, president, owner and co-owner. By 2000 at the Parigi Group, Inc., as President, Mr. Cotler had created a staff of more than 20 people handling sales, design, marketing, and customer service generating sales of over $20 million. In 1998, Mr. Cotler was recruited by the Parigi Group, Inc., children's apparel manufacturing company as President of the Phat Farm licensed division of the company. In 1994, Mr. Cotler opened his own business Richco Corp., Inc. and grew that business to more than $8 million in sales and managed every facet of the business from product development to sourcing, shipping, sales, and financing. In 1988, Mr. Cotler worked at his family business, H. Cotler Co., Inc., a $200 million apparel manufacturing and marketing company. Mr. Cotler began managing specialty store sales and marketing for the company and eventually sales management of major retail account management handling stores such as Sears, Montgomery Ward, Merry Go Round, and Kids R US. Mr. Cotler graduated from the University of Maryland, College Park in 1988 with a Bachelor's of Science Degree.

Steven Lieberman

On April 29, 2008, Mr. Cotler and Mr. Lieberman founded Jumpstart Marketing, Inc. In 2001, he co-founded Blue Five Group, Inc., a private label apparel sourcing and wholesale company. From 1996 to 2001, Mr. Lieberman owned Grossman Trucking and built the company to more than 60 employees with distribution to every major store in the country. During that time, Mr. Lieberman was a principal of a discount retailer of women's apparel. From 1985 to 1995, Steven Lieberman worked in his family's trucking business managing the daily operations of the business. In 1992, Mr. Lieberman served for five years on the Board of Directors of Paramount Trimming Company. Mr. Lieberman graduated from the University of Miami in 1985 with a degree in Business Administration.

D. Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

REMUNERATION OF DIRECTORS AND OFFICERS

Below is the aggregate annual remuneration of the persons who are officers/directors of the Company during the last fiscal year.

Name	*Capacities in which remuneration was received*	*Aggregate amount of remuneration*
Richard Cotler(1)	President and Director	$0.00
Steven Lieberman(1)	Vice-President, Secretary and Director	$0.00

(1) Received 6,000,000 shares of the Company's Common Stock, with an aggregate value of $3,000 and 4,800,000 shares of the Company's Preferred Stock with an aggregate value of $3,360 as payment for services rendered.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Below is a table setting forth the beneficial ownership of each of the Company's two highest paid officers and directors and each shareholder who owns more than 10% of the Company's securities.

Title of Class	Name and Address of Owner	Amount owned before and after the offering	Percent of Class
Common Stock	Richard Cotler	6,000,000	
Preferred Stock	10 Castle Court		14.27%
	Woodbury, New York 11797	4,800,000	17.61%
Common Stock	Steven Lieberman	6,000,000	14.27%
	14 Legends Circle	4,800,000	17.61%
Preferred Stock	Melville, NY 11747		
Common Stock	The Rubin Family Irrevocable	6,000,000	14.27%
	Trust	4,800,000	17.61%
Preferred Stock	25 Highland Blvd.		
	Dix Hills, NY 11746		
Common Stock		6,000,000	14.27%
	Cobble Creek Consulting, Inc.	4,800,000	17.61%
Preferred Stock	445 Central Avenue, Suite 108		
	Cedarhurst, NY 11516		
Common Stock	Miriam Gold	6,000,000	14.27%
	874 East 9th Street	4,800,000	17.61%
Preferred Stock	Brooklyn, NY 11230		
Common Stock	Brian Wasserman	6,000,000	14.27%
	14 Wilshire Drive	0	0%
Preferred Stock	Syosset, NY 11791		

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships.

SECURITIES TO BE OFFERED

(a) Common Stock

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 200,000,000 shares of Common stock, par value $.00001 per share (the "Common Stock") and 50,000,000 shares of preferred stock, par value $.00001 per share. As of November 10, 2008, 42,052,375 shares of Common Stock were issued and outstanding and 27,256,375 shares of preferred stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

All outstanding shares of Preferred Stock are entitled to ten votes for each share of Preferred Stock on all matters submitted to shareholders. Except as otherwise required by law, holders of shares of Preferred stock shall vote together with holders of Common Stock on all matters and do not vote as a separate class. The Preferred Stock shall be anti-dilutive and shall have liquidation preference over the Common Stock or any other class or series of Capital Stock. Beginning eighteen months from the date of issuance of the Preferred Stock, each one share of Preferred Stock shall be convertible, at the option of the holder, into two shares of Common Stock. However, holders cannot convert any share of Preferred Stock unless the Company's common stock has at least one-hundred shareholders and the company's common stock is traded on a public exchange.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form I-A.

(b) Debt Securities.

None.

(c) Other Securities to be Registered.

None.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTER

The Company's common stock is not trading on any stock exchanges. The Company is not aware of any market activity in its stock since its inception through the date hereof.

As of December 17, 2008, there are 35 record stockholders of 42,052,355 shares of the Company's common stock.

The Company has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

LEGAL PROCEEDINGS

There are not presently any material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

There are not and there have been no disagreements between the Company and its accountants on any matter of accounting principles, practices and financial statement disclosures.

RECENT SALES OF UNREGISTERED SECURITIES

The Company issued 42,052,355 shares of common stock and 27,256,375 shares of preferred stock to its various shareholders under the exemption for registration provided under Section 4(2) of the Securities Act. The purchasers of the Company's securities represented in writing that it is an "Accredited Investor" and that it acquired the securities for its own account. A legend was places on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefore.

PART F/S

JUMPSTART MARKETING, INC.
Table of Contents
September 30, 2008

PRESENT, COHEN, SMALLOWITZ & GLASSMAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS

40 CUTTER MILL ROAD
GREAT NECK, N.Y. 11021
TEL: (516) 466-5150
FAX: (516) 466-0897

450 SEVENTH AVENUE
NEW YORK, N.Y. 10123-4003
TEL: (212) 868-1510

STEVEN SMALLOWITZ, CPA
RUSSELL GLASSMAN, CPA
GREGORY KLEIN, CPA
MICHAEL STREBEL, CPA

MICHAEL COHEN, CPA, RETIRED

To the Shareholders
Jumpstart Marketing, Inc.
New York, New York

We have compiled the accompanying statement of assets, liabilities and shareholder' equity - income tax basis of Jumpstart Marketing, Inc. as of September 30, 2008 and the related statement of revenue and expenses - income tax basis for the period from inception (April 29, 2008) through September 30, 2008, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The financial statements have been prepared on the income tax basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared on the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, equity, revenue and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Present, Cohen, Smallowitz & Glassman, LLP

October 13, 2008

JUMPSTART MARKETING, INC.

STATEMENT OF REVENUES AND EXPENSES

INCOME TAX BASIS

PERIOD FROM INCEPTION (APRIL 29, 2008) THROUGH SEPTEMBER 30, 2008

Income	
Commissions	$ 26,112
Marketing	20,000
Total Income	46,112
Expenses	
Advertising	22,000
Amortization	5,083
Office, bank charges and miscellaneous	280
Total expenses	27,363
Net Income	$ 18,749

JUMPSTART MARKETING, INC.

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS EQUITY

INCOME TAX BASIS

SEPTEMBER 30, 2008

ASSETS

Current Assets	
Cash	$ 927
Advances to Shareholders	89,000
Total Current Assets	89,927
Other Assets	
Start up Costs, net of Amortization	2,917
Total Assets	$ 92,844

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Loans from Shareholders	$ 41,620.88
Total Current Liabilities	41,620.88
Other Liabilities	-
Total Liabilities	41,620.88
Shareholders' equity	
Common stock, $.00001 par value, 200,000,000 shares authorized, 40,056,375 shares issued and outstanding	400.56
Preferred Stock $.00001 par value, 50,000,000 shares authorized, 27,256,375 shares issued and outstanding	272.56
Additional paid-in capital	31,801.88
Retained earnings	18,749
Total Shareholders' equity	92,844
Total Liabilities and shareholders' equity	$ 92,844

PART III - EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation.
1.2	By-Laws.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2008

JUMPSTART MARKETING, INC.

By: ______________________
Richard Cotler,
President

EXHIBIT 1.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:42 PM 04/29/2008
FILED 01:24 PM 04/29/2008
SRV 080482317 - 4540326 FILE

CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation shall be: JUMPSTART MARKETING, INC.

SECOND: Its registered office in the State of Delaware is to be located 2711 Centerville Road, Suite 400, Wilmington, and County of New Castle, Delaware, 19808. The name of its registered agent at such address is CORPAMERICA, INC.

THIRD: The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity including for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is: Two Hundred Million (200,000,000) shares of common stock with a par value of $0.00001 and Fifty Million (50,000,000) shares of preferred stock with a par value of $0.00001.

The powers, preferences and rights and the qualification, limitation and restrictions thereof shall be determined by the board of directors.

FIFTH: The name and address of the incorporator is as follows:
CORPAMERICA, INC., 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this certificate of incorporation this 29th day of April, 2008.

CORPAMERICA, INC., Incorporator

By: : /s/ Sparkle Harding
Sparkle Harding
Assistant Secretary

BY-LAWS

JUMPSTART MARKETING, INC.

ARTICLE I – OFFICES

Section 1. The office of the corporation shall be at: 10 Castle Court, Woodbury, New York 11797, or as further directed by the Board of Directors. The address of the registered agent in Delaware shall be at: 2711 Centerville Road #400 Wilmington, DE 19808, and the registered agent thereof shall be CorpAmerica, Inc.

Section 2. The Corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II - SEAL

Section 1. The Corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, DELAWARE"

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

Section 2. ANNUAL MEETINGS: The annual meeting of the stockholders shall be held on the 15th of January in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 o'clock A .M., when they shall elect a Board of Directors and transact such other business and may elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

Section 3. ELECTION OF DIRECTORS: Elections of the directors of the corporation shall be by written or verbal ballot.

Section 4. SPECIAL MEETINGS: Special meetings of the stockholders may be called at any time by the Presidency, or the Board of Directors, or stockholders entitled to cast at least one-half of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto unless all stockholders entitled to vote are present and consent. Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least 7 days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. QUORUM: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. PROXIES: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. NOTICE OF MEETINGS: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. CONSENT IN LIEU OF MEETINGS: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. LIST OF STOCKHOLDERS: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least seven days before every meeting of stockholders a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least five days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, five (5) in number, but in no event less than one in number. The board may be expanded to a total of seven upon adoption of such a resolution by the majority of the directors. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal. Upon resignation or removal of any director, the remaining directors may appoint a replacement for the remaining term.

Section 2. REGULAR MEETINGS: Regular meetings of the Board shall be held without notice at the registered office of the corporation, or at such other time and place as shall be determined by the Board

Section 3. SPECIAL MEETINGS: Special Meetings of the Board may be called by the President with 1 day notice to each director, either personally, by telephone, by mail, or by telegram. Special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. QUORUM: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. CONSENT IN LIEU OF MEETING; Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

Section 6. CONFERENCE TELEPHONE: One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. COMPENSATION: Directors as such, shall not receive any stated salary for their services, but by resolution of the board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board, provided that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. REMOVAL: Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of a class of directors of which he is a part.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall consist of a President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

Section 2. SALARIES: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. TERM OF OFFICE: The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. PRESIDENT: The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation shall see that all orders and resolutions of the Board are carried into effect, subject; however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 5. SECRETARY: The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. TREASURER: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, and removal or otherwise shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2. RESIGNATIONS EFFECTIVE AT FUTURE DATE; When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make extracts there from. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to Inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the facsimile of the corporate seal and shall bear the facsimile of the President and Secretary; and be countersigned by the Transfer Agent.

Section 2. TRANSFERS: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing with signature guaranteed. No transfer shall be made which is inconsistent with law.

Section 3. LOST CERTIFICATE: The Corporation may issue a new certificate of stock in the place of any certificate therefore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that maybe made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. RECORD DATE: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor wore than sixty days prior to any other action,

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. DIVIDENDS: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. RESERVES: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. CHECKS: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. FISCAL YEAR: The fiscal year shall begin on the first day of January and end December 31st each year.

Section 3. NOTICE: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. WAIVER OF NOTICE: Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. DISALLOWED COMPENSATION: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may he withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. RESIGNATIONS: Any director or other officer may resign at any time, such resignation to be in writing and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

Section 1. The President and the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

ARTICLE XI - INDEMNIFICATION AND INSURANCE:

Section 1. INDEMNIFICATION: The Corporation shall indemnify to the full extent authorized or permitted by the general corporation law, as now in effect or as hereafter amended, any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigate, including an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or serves or served any other enterprise as such at the request of the corporation. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such persons may be entitled apart from this Article XI. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 2. INSURANCE: The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the general corporation law.

ARTICLE XII – AMENDMENTS

Section 1. These by-laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

It is hereby certified that theses By-laws were unanimously adopted by the stockholders of the corporation at a duly called meeting held on the ______day of__________,2008

____

Secretary

END